UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Compressco Partners, L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

20467A 101
(CUSIP Number)

Bass C. Wallace, Jr.
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380
Telephone: (281) 367-1983
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TETRA Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 14,092,340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 14,092,340
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 14,092,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.5%
14	TYPE OF REPORTING PERSON HC; CO

(1) TETRA Technologies, Inc., a Delaware corporation (“TETRA”), has indirect, sole voting power and indirect, sole dispositive power with respect to the 14,092,340 common units representing limited partner interests (“Common Units”) reported herein, 1,391,113 Common Units of which are directly held by Compressco Partners Investment, LLC, a Delaware limited liability company (“CPI”), 11,225,140 Common Units of which are directly held by Compressco Partners GP Inc., a Delaware corporation (the “General Partner”), and 1,476,087 Common Units of which are directly held by TETRA International Incorporated (“TII”). CPI is a direct, wholly owned subsidiary of the General Partner, the General Partner is a direct, wholly owned subsidiary of Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”), CFS is a direct, wholly owned subsidiary of Compressco, Inc., a Delaware corporation (“CI”), and CI and TII are direct, wholly owned subsidiaries of TETRA.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TETRA International Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 1,476,087
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 1,476,087
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 1,476,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.4%
14	TYPE OF REPORTING PERSON CO

(1) TII is the holder of record of 1,476,087 Common Units.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 12,616,253
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 12,616,253
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 12,616,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.1%
14	TYPE OF REPORTING PERSON HC; CO

(1) CI has indirect, sole voting power and indirect, sole dispositive power with respect to the 12,616,253 Common Units reported herein, 11,225,140 of which Common Units are directly held by the General Partner and 1,391,113 of which Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CPI is a direct, wholly owned subsidiary of the General Partner.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Field Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 12,616,253
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 12,616,253
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 12,616,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.1%
14	TYPE OF REPORTING PERSON HC; CO

(1) CFS has indirect, sole voting power and indirect, sole dispositive power with respect to the 12,616,253 Common Units reported herein, 11,225,140 of which Common Units are directly held by the General Partner and 1,391,113 of which Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, and CPI is a direct, wholly owned subsidiary of the General Partner.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Partners GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 12,616,253
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 12,616,253
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 12,616,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.1%
14	TYPE OF REPORTING PERSON HC; CO

(1) The General Partner has direct, sole voting power and direct, sole dispositive power with respect to 11,225,140 Common Units held of record by the General Partner and reported herein, and indirect, sole voting power and indirect, sole dispositive power with respect 1,391,113 Common Units reported herein, all of which 1,391,113 Common Units are directly held by CPI. CPI is a direct, wholly owned subsidiary of the General Partner.

CUSIP No.	20467A 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compressco Partners Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK (Please see item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (1) 1,391,113
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER (1) 1,391,113
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT OF COMMON UNITS BENEFICIALLY OWNED BY REPORTING PERSON (1) 1,391,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN COMMON UNITS (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2%
14	TYPE OF REPORTING PERSON OO

(1) CPI is the holder of record of 1,391,113 Common Units.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to common units representing limited partner interests (“Common Units”) in Compressco Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2011 (the “Original Schedule 13D”) by TETRA Technologies, Inc., a Delaware corporation (“TETRA”), TETRA International Incorporated, a Delaware corporation (“TII”), Compressco, Inc., a Delaware corporation (“CI”), Compressco Field Services, Inc., an Oklahoma corporation (now known as Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”)) and Compressco Partners GP Inc., a Delaware corporation (the “General Partner”), as amended by that certain Amendment No. 1 filed on August 8, 2014.

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend, or amend and restate, as indicated herein, the corresponding items in the Original Schedule 13D, as previously amended. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D, as previously amended.

Item 2. Identity and Background

The information previously provided in response to Item 2 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) This Schedule 13D is filed by:

(i) TETRA Technologies, Inc., a Delaware corporation (“TETRA”);

(ii) TETRA International Incorporated, a Delaware corporation (“TII”);

(iii) Compressco, Inc., a Delaware corporation (“CI”);

(iv) Compressco Field Services, L.L.C., an Oklahoma limited liability company (“CFS”);

(v) Compressco Partners GP Inc., a Delaware corporation (the “General Partner”); and

(vi) Compressco Partners Investment, LLC, a Delaware limited liability company (“CPI”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

TETRA is a publicly traded company. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, CPI is a direct, wholly owned subsidiary of the General Partner and CI and TII are direct, wholly owned subsidiaries of TETRA. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of TETRA and TII is 24955 Interstate 45 North, The Woodlands, Texas, 77380. The principal business address of each other Reporting Person is 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma, 73102.

(c) TETRA, together with TII, CI, CFS and other of its subsidiaries, is a geographically diversified oil and gas services company. TETRA’s principal business, together with TII, CI, CFS and other of its subsidiaries, is to provide completion fluids and associated products and services, water management, after-frac flow back, production well testing, offshore rig cooling, compression based production enhancement, and selected offshore services, including well plugging and abandonment, decommissioning, and diving, to its customers. The principal business of the General Partner is to hold Common Units, and certain incentive distribution rights granted by the Issuer, and to manage the business and affairs of the Issuer. The principal business of CPI is to hold Common Units.

(d) - (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. CPI is managed by its sole manager, the General Partner, and does not directly have officers or directors. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following:

All of the 6,273,970 issued and outstanding subordinated units representing limited partner interests in the Issuer were converted into Common Units on a one-for-one basis for no additional consideration, effective August 18, 2014, upon the expiration of the subordination period as defined and set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)     (1) TETRA may be deemed to beneficially own 14,092,340 Common Units, 11,225,140 Common Units of which are directly held by the General Partner, 1,391,113 Common Units of which are directly held by CPI and 1,476,087 Common Units of which are directly held by TII. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, CPI is a direct, wholly owned subsidiary of the General Partner and CI and TII are direct, wholly owned subsidiaries of TETRA. Such Common Units represent approximately 42.5% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 33,142,114 Common Units outstanding as of August 19, 2014).

(2) TII is the record and beneficial owner of 1,476,087 Common Units. Such Common Units represent approximately 4.4% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 33,142,114 Common Units outstanding as of August 19, 2014).

(3) CI may be deemed to beneficially own 12,616,513 Common Units, of which 11,225,140 Common Units are directly held by the General Partner and 1,391,113 Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CPI is a direct, wholly-owned subsidiary of the General Partner. Such Common Units represent approximately 38.1% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 33,142,114 Common Units outstanding as of August 19, 2014).

(4) CFS may be deemed to beneficially own 12,616,253 Common Units, of which 11,225,140 Common Units are directly held by the General Partner and 1,391,113 Common Units are directly held by CPI. The General Partner is a direct, wholly owned subsidiary of CFS, CFS is a direct, wholly owned subsidiary of CI, and CPI is a direct, wholly-owned subsidiary of the General Partner. Such Common Units represent approximately 38.1% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 33,142,114 Common Units outstanding as of August 19, 2014).

(5) The General Partner is the record and beneficial owner of 11,225,140 Common Units and may be deemed to beneficially own an additional 1,391,113 Common Units that are directly held by CPI. Such Common Units represent approximately 38.1% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 33,142,114 Common Units outstanding as of August 19, 2014). The General Partner is also the record and beneficial owner of an approximate 2% general partner interest in the Issuer and incentive distribution rights that represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts in the Issuer.

(6) CPI is the record and beneficial owner of 1,391,113 Common Units. Such Common Units represent approximately 4.2% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, there being 33,142,114 Common Units outstanding as of August 19, 2014).

(7) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons as of August 19, 2014.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for information applicable to the Listed Persons.

(c) Except as described in Item 3 above or elsewhere in this Amendment, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in Common Units during the past 60 days by the Listed Persons.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 25, 2014

TETRA Technologies, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President and Chief Executive Officer

TETRA International Incorporated

By: /s/ Stuart M. Brightman___
Name: Stuart M. Brightman
Title: President

Compressco, Inc.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco Field Services, L.L.C.

By: /s/ Stuart M. Brightman
Name: Stuart M. Brightman
Title: President

Compressco Partners GP Inc.

By: /s/ Timothy A. Knox
Name: Timothy A. Knox
Title: President

Compressco Partners Investment, LLC

By:    Compressco Partners GP Inc., its sole member

By: /s/ Timothy A. Knox
Name: Timothy A. Knox
Title: President

SCHEDULE 1

Listed Persons*

(as of August 19, 2014)

Executive Officers of TETRA Technologies, Inc.

Name: Stuart M. Brightman
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: President and Chief Executive Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 17,500 Common Units (less than 1%)

Name: Elijio V. Serrano
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and Chief Financial Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Joseph Elkhoury
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and Chief Operating Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Edwin H. Goldman
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 2,500 Common Units (less than 1%)

Name: Bass C. Wallace, Jr.
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President and General Counsel, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 7,000 Common Units (less than 1%)

Name: Peter J. Pintar
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Senior Vice President - Corporate Strategy and Development, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 30,000 Common Units (less than 1%)

Name: Ben C. Chambers
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President - Accounting, Chief Accounting Officer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Bruce A. Cobb
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President - Finance and Treasurer, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Elisabeth K. Evans
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Vice President - Human Resources, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Timothy A. Knox
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: President, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 0

Directors of TETRA Technologies, Inc.

Name: Stuart M. Brightman
Director, TETRA Technologies, Inc.
(see above)

Name: Mark E. Baldwin
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Thomas R. Bates
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 1,000 Common Units (less than 1%)

Name: Paul D. Coombs
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 13,500 Common Units (less than 1%)

Name: Ralph S. Cunningham
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Chairman of the Board of Directors, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 7,500 Common Units (less than 1%)

Name: John F. Glick
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 2,000 Common Units (less than 1%)

Name: Kenneth P. Mitchell
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 13,055 Common Units (less than 1%)

Name: William D. Sullivan
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc. Citizenship: US
Amount Beneficially Owned: 28,270 Common Units (less than 1%)

Name: Kenneth E. White, Jr.
Address: c/o TETRA Technologies, Inc., 24955 Interstate 45 North, The Woodlands, Texas 77380
Principal Occupation: Director, TETRA Technologies, Inc.
Citizenship: US
Amount Beneficially Owned: 0

Executive Officers of TETRA International Incorporated

Name: Stuart M. Brightman
President, TETRA International Incorporated
(see above)

Name: Edwin H. Goldman
Vice President, TETRA International Incorporated
(see above)

Name: Bass C. Wallace, Jr.
Assistant Secretary and Assistant Treasurer, TETRA International Incorporated
(see above)

Name: Bruce A. Cobb
Treasurer, TETRA International Incorporated
(see above)

Directors of TETRA International Incorporated

Name: Stuart M. Brightman
Director, TETRA International Incorporated
(see above)

Name: Edwin H. Goldman
Director, TETRA International Incorporated
(see above)

Executive Officers of Compressco, Inc.

Name: Stuart M. Brightman
President, Compressco, Inc.
(see above)

Name: Bass C. Wallace, Jr.
Assistant Secretary and Assistant Treasurer, Compressco, Inc.
(see above)

Name: Bruce A. Cobb
Treasurer, Compressco, Inc.
(see above)

Directors of Compressco, Inc.

Name: Stuart M. Brightman
Director, Compressco, Inc.
(see above)

Executive Officers of Compressco Field Services, L.L.C.

Name: Stuart M. Brightman
President, Compressco Field Services, L.L.C.
(see above)

Name: Bruce A. Cobb
Treasurer, Compressco Field Services, L.L.C.
(see above)

Directors of Compressco Field Services, L.L.C.

Name: Stuart M. Brightman
Director, Compressco Field Services, L.L.C.
(see above)

Name: Ronald J. Foster
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Senior Vice President and Chief Marketing Officer, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 68,483 Common Units (less than 1%)

Executive Officers of Compressco Partners GP Inc.

Name: Charles B. Benge
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of Operations, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Kevin W. Book
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of International Operations, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 20,663 Common Units (less than 1%)

Name: Ronald J. Foster
Senior Vice President and Chief Marketing Officer, Compressco Partners GP Inc.
(see above)

Name: Timothy A. Knox
President, Compressco Partners GP Inc.
(see above)

Name: James P. Rounsavall
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Chief Financial Officer, Treasurer and Secretary, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 14,240 Common Units (less than 1%)

Name: Anthony D. Speer
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Vice President of Manufacturing, Compressco Partners GP Inc.
Citizenship: US
Amount Beneficially Owned: 0

Name: Bass C. Wallace, Jr.
General Counsel, Compressco Partners GP Inc.
(see above)

Directors of Compressco Partners GP Inc.

Name: Stuart M. Brightman
Director, Compressco Partners GP Inc.
(see above)

Name: Paul D. Coombs
Director, Compressco Partners GP Inc.
(see above)

Name: Ronald J. Foster
Director, Compressco Partners GP Inc.
(see above)

Name: D. Frank Harrison
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Director, Compressco Partners GP Inc.
Amount Beneficially Owned: 11,593 Common Units (less than 1%)

Name: Timothy A. Knox
Director, Compressco Partners GP Inc.
(see above)

Name: James R. Larson
Address: c/o Compressco, Inc., 101 Park Avenue, Suite 1200, Oklahoma City, Oklahoma 73102
Principal Occupation: Director, Compressco Partners GP Inc.
Amount Beneficially Owned: 16,083 Common Units (less than 1%)

Name: William D. Sullivan
Director, Compressco Partners GP Inc.
(see above)

*Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Units.